Exhibit 99.1

Core AI Announces Formation of Z Studio to Accelerate Expansion into Vertical AI Applications

New AI studio establishes a dedicated platform for developing and scaling consumer AI applications across multiple verticals, creating an additional long-term growth platform alongside the Company’s AI infrastructure and gaming businesses.

Miami, FL — July 30, 2026 — Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI technology and infrastructure company, today announced the formation of Z Studio, a dedicated business unit focused on developing, launching and operating AI-powered consumer applications across multiple vertical markets. The initiative expands Core AI’s AI strategy beyond individual products and establishes a structured platform for identifying, validating and scaling new AI businesses.

Z Studio brings together product strategy, applied AI, engineering, user acquisition, monetization and global operations under one organization designed to accelerate product development and commercialization.

“The formation of Z Studio reflects our belief that the next wave of AI value will come from applications that solve specific, everyday problems for consumers,” said Aitan Zacharin, Chief Executive Officer of Core AI Holdings. “While HomeGPT demonstrated what’s possible, our broader strategy is to build a repeatable engine for developing, testing and scaling AI products across multiple verticals. By combining our experience in user acquisition, product optimization and global distribution with rapidly advancing AI capabilities, we believe we can accelerate innovation while creating multiple avenues for long-term growth.”

Artificial intelligence investment continues to accelerate globally. Gartner has forecast worldwide AI spending of approximately $2.6 trillion in 2026, reflecting strong growth in AI software, models and applications. Against this backdrop, Core AI believes the next phase of AI adoption will be driven by purpose-built applications that help users complete everyday tasks more efficiently.

While HomeGPT remains an important flagship application, Z Studio’s mandate extends well beyond a single product. Current development areas include smart cleaning and privacy, home and interior design, health and nutrition, visual recognition, and cognitive training and lifestyle utilities.

Current products include HomeGPT, AICalfit and PlantCare, alongside additional AI utility applications under development. Rather than relying on one product, Z Studio is designed as a continuous product validation platform that rapidly develops, tests and refines multiple AI applications simultaneously.

According to internal Company data, Z Studio included 16 product development and collaboration teams supporting 129 internal prototype builds. During the previous 30 days, 27 prototype applications advanced to live market-validation campaigns with paid user acquisition. These figures reflect development activity only and should not be interpreted as indicators of commercial launch, revenue or profitability.

Core AI believes the formation of Z Studio complements its existing AI infrastructure and Core Gaming operations by extending capabilities in global distribution, performance marketing, subscription and advertising monetization, rapid product iteration and live operations into the growing vertical AI application market.

The formation of Z Studio reflects Core AI’s strategy of pairing rapidly advancing AI technologies with a disciplined commercialization process. By combining reusable AI capabilities with established operating expertise, the Company believes it is well positioned to develop and scale AI-powered consumer applications across multiple vertical markets while creating additional long-term growth opportunities.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Through Core Gaming, the Company has generated more than 800 million downloads and built a global community of over 40 million players across more than 140 countries.

Investor Relations

ir@coregaming.co

www.coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits of the advisory appointment, the joint venture between Core AI and Allianca, expected market opportunities, infrastructure demand, project pipeline, development strategy, and execution capabilities. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, including the parties’ ability to implement the contemplated joint venture strategy, market conditions, customer demand, power availability, supply chain conditions, labor availability, project timing, financing conditions, and regulatory matters, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 15, 2026, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.